Exhibit 4.1

ASSET PURCHASE AGREEMENT WITH KEDDEM BIOSCIENCE LTD., AND AMENDMENT THERETO

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (with all Exhibits thereto, the "Agreement") is made and entered into as of the 30 day of June, 2004 (the "Effective Date"), by and between Keddem Bio-Science Ltd., an Israeli company, of 11 Ha'amal St., Ashkelon 78785, Israel ("Keddem") and Compugen Ltd., an Israeli company, of 72 Pinchas Rosen St., Tel Aviv 69512, Israel  ("Compugen").

RECITALS

WHEREAS, as of the Effective Date, Compugen owns all of the 100 shares of Keddem issued and outstanding as of such date, and on the Closing Date (defined below), after the consummation of the transactions contemplated hereunder, Compugen will hold all 1000 of the shares of Keddem issued and outstanding as of such date;

WHEREAS, Compugen is engaged, through a distinct business unit, in the business of small molecule drug design (the "Business"); and

WHEREAS, the parties wish for Compugen to transfer and sell to Keddem, and for Keddem to receive and purchase from Compugen, the Business Assets (as defined in Section 2.1 below), all on the terms and subject to the conditions of this Agreement.

NOW THEREFORE, in consideration of the mutual obligations and undertakings herein contained, and subject to the terms herein, each of Keddem and Compugen hereby agrees as follows:

1.        Transaction

1.1.      Sale of Business and Business Assets. At or prior to the Closing, Compugen shall sell, transfer, convey, assign and deliver to Keddem all the Business Assets   free and clear of any lien or encumbrance, all in exchange for the Issued Shares (as defined in Section 1.2 below).

1.2.      Consideration. In consideration of the sale, conveyance, assignment, transfer and delivery of the Business Assets, Keddem shall issue to Compugen Nine Hundred (900) Ordinary Shares of Keddem, nominal value NIS 0.01 each (the "Issued Shares"). Such Ordinary Shares shall be in addition to the 100 Ordinary Shares of Keddem held by Compugen as of the Effective Date.  The Issued Shares, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid, non-assessable, free of any preemptive rights and free and clear of any liens, claims, encumbrances or third party rights of any kind (except as specified in Keddem`s Articles of Association as at the Effective Date or as provided by law) and duly registered in the name of Compugen in the Shareholder Register of Keddem.

1.3.      Loan. At the Closing, Compugen and Keddem shall enter into a Convertible Loan Agreement in the form attached hereto as Exhibit 1.3.

1.4.      Services Agreement and Software License Agreement.  At the Closing, Compugen and Keddem shall enter into a Services Agreement substantially in the form attached hereto as Exhibit 1.4(a) ("Services Agreement"), and a Software License Agreement substantially in the form attached hereto as Exhibit 1.4(b).

1.5.      Income Tax Ordinance.  It is the parties' desire that the transfer of the Business Assets to Keddem and the issuance of the Consideration to Compugen meet the requirements of Section 104 of the Israeli Income Tax Ordinance (1961), it being understood, however, that the approval of the Israeli Income Tax Authority is not a condition to the closing of the transactions contemplated hereunder.

2.        Business Assets

2.1.      Business Assets. "Business Assets" means the following:

2.1.1.    the licenses and permits listed in Exhibit 2.1.1 attached hereto, solely to the extent that they relate to the Business ("Permits");

2.1.2.    the license agreements, service agreements, lease agreements, supply agreements and any other agreement or arrangement as listed in Exhibit 2.1.2 hereto, solely to the extent that they relate to the Business ("Business Agreements").  To the extent any license, service, lease or other agreement or arrangement relating to the Business or the Business Assets is not assignable or is not assigned to Keddem hereunder, Compugen will promptly forward to Keddem all communications or relevant information with respect thereto and will, upon Keddem's written request, use reasonable efforts to assist Keddem to enter into transactions directly with the other parties thereto on substantially the same terms as existed prior to the Closing.

2.1.3.    the intellectual property rights described in Exhibit 2.1.3 attached hereto ("Business IP");

2.1.4.    all rights (including, without limitation, rights of indemnification, obligations of third parties in respect of purchased goods and  warranties), claims and causes of action (collectively, "Claims") to the extent they arise out of or relate to the Business Assets or the conduct of the Business before or after the Closing Date, including, without limitation, Claims against any person under any purchase order or other agreement pursuant to which Compugen acquired or licensed any portion of the Business Assets or those arising by contract or by operation of law or equity or otherwise to the extent such rights are transferable.  To the extent such Claims are not transferable or not transferred hereunder, Compugen shall provide Keddem with all information or communications relating to such Claims they become available and shall provide such other reasonable assistance and perform such acts as are  necessary for Keddem to receive the benefit of or enforce such Claims, provided that Compugen's obligation shall be limited to efforts that are reasonable considering the nature of the Claim, and provided further that Keddem shall reimburse Compugen for Compugen's out of pocket costs and the reasonable time spent by Compugen's employees (at mutually agreed rates) in connection with such efforts.

2.1.5.    all approvals granted by, and applications filed with, the Investment Center and/or the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, solely to the extent they relate to the Business, as identified in Exhibit 2.1.5 attached hereto, and funds and benefits associated therewith (except as otherwise set forth on Exhibit 2.1.5).

2.1.6.    all hardware inventory, laboratory and other equipment, computers (including computer hardware, software and networks), furniture, machinery, vehicles, supplies, and other tangible personal property that Compugen dedicated to the Business as at the Effective Date, all as listed or described in Exhibit 2.1.6 attached hereto.

2.2.      Cooperation.

2.2.1.    Compugen shall assist Keddem to have assigned to Keddem the Permits and the Business Agreements, and to receive the consents, authorizations, permits and approvals listed in Exhibit 2.1.5. Keddem agrees that Compugen`s obligation as set forth in this Section 2.2.1 shall not constitute any warranty or promise by Compugen that it will succeed in arranging for the assignment to Keddem of the said permits, contracts, authorizations and approvals.

2.2.2.    To the extent that any Permits pertain to both Keddem and Compugen or by their terms are non-transferable, Compugen agrees to use good faith efforts to make the benefit of such licenses or permits available to Keddem to the extent permissible under the law and to cooperate with Keddem in order to obtain the rights of such licenses or permits.

2.2.3.    At Keddem's request, Compugen will execute and deliver such instruments and other documents, if any, as are necessary to formalize the assignment and transfer to Keddem of the Business Assets in accordance with the terms of this Agreement.  In addition, where prior to the Closing Date goods and services relating to the Business or Business Assets were provided by the suppliers thereof outside the context of the Business Agreements, Compugen will, at Keddem's reasonable expense (at mutually agreed rates) reasonably assist and cooperate with Keddem in Keddem's efforts to enter into transactions directly with such suppliers.

2.2.4.    At the Closing, the parties will execute the Services Agreement.  At any time at which Compugen ceases to provide any services set forth in the Services Agreement, or as requested by Keddem in writing, Compugen shall transfer to Keddem all available documents and records relating to such services.  Upon termination of the Services Agreement in its entirety, Compugen shall transfer to Keddem, to the extent not previously transferred, all existing accounting, financial and other documents or records or portions thereof in Compugen's possession to extent that they relate to the Business, including, without limitation, tax documentation, payroll, employees, employee benefits, accounts receivable and payable, inventory, maintenance, and asset history records, ledgers and books of original entry, if any.  Notwithstanding the foregoing, for all documents and records to be transferred to Keddem pursuant to this subsection, copies shall be provided where the documents relate to the period prior to the Closing, and original documents shall be provided where the documents relate to the period subsequent to the Closing.

2.2.5.    Prior to the Closing, the parties will discuss in good faith the desirability of the imposition of a lien on certain of the Business Assets for the period commencing on the Closing Date and ending on the date on which the Loan Amount (as defined in the Convertible Loan Agreement between the parties of dated as of the Closing Date) is either repaid or converted into Ordinary Shares of Keddem.

2.3.      Condition of the Business and the Business Assets.

2.3.1.    The Business and the Business Assets shall be transferred or assigned (as the case may be) by Compugen to Keddem "AS IS", in their condition at Closing. Compugen hereby expressly disclaims all warranties relating to the Business Assets or any of them, including without limitation, all warranties of non-infringement of third party rights, any warranty with respect to quality or merchantability of the Business Assets, and any warranty with respect to the fitness of the Business Assets for any particular purpose for which Keddem is purchasing them, or for any other particular purpose. Keddem agrees to accept the Business Assets on the terms set forth in this subsection.

2.3.2.    Persons intended to be employed by Keddem subsequent to the Closing are those persons that comprised Compugen's entire computational chemistry division immediately prior to the Closing.  Keddem is therefore fundamentally familiar with the Business and all of its aspects, and has examined and has had ample opportunity to examine all of the Business Assets and is satisfied that the Business Assets are fit for the purpose for which they are being purchased hereunder.

3.        Assumption of Liabilities

Except as otherwise set forth in this Agreement (including, without limitation, in the Exhibits attached hereto), at the Closing, Keddem shall assume, and thereafter shall bear and discharge, all debts, liabilities, obligations, costs and expenses of any nature whatsoever, to the extent they arise out of the conduct of the Business and/or relate to use of the Business Assets (including, without limitation, relating to the approvals set forth in Exhibit 2.1.5), each as arising after the Effective Date (all such debts, liabilities, obligations, costs and expenses collectively referred to as the "Assumed Liabilities"). Keddem hereby indemnifies and shall hold harmless Compugen for any and all claims made against Compugen and/or any of its office holders, employees and/or shareholders, which relate to or are made in connection with any of the Assumed Liabilities, except for claims which arise from, relate to or are made in connection with Compugen's acts, or failure to act when required, in connection with the Assumed Liabilities.

4.        Representations and Warranties of Keddem

4.1.      Keddem`s Representations and Warranties. Keddem hereby represents and warrants to Compugen that, as of the Closing:

4.1.1.    Keddem is a limited company duly incorporated and validly existing under the laws of the State of Israel.

4.1.2.    No consent, authorization, order or approval of, or filing or registration with, any governmental authority or any other person is required for the execution, performance or delivery of this Agreement and the consummation by Keddem of the transactions contemplated hereby.

4.1.3.    Keddem has full power and authority to enter into this Agreement and all other agreements and documents executed in connection therewith, and this Agreement constitutes a valid and legally binding obligation on Keddem, enforceable against it in accordance with its terms, except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting enforcement of creditors` rights, (y) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (z) to the extent enforceability of any indemnification provisions may be limited by applicable laws.

4.1.4.    Neither the execution and delivery of this Agreement by Keddem, nor the execution and delivery by Keddem of any other agreement and documents executed in connection herewith, nor the consummation by Keddem of the transactions contemplated hereby and thereby, will conflict with or result in a breach of any: (i) agreement to which Keddem is a party, (ii) of Keddem`s corporate documents, (iii) statute or administrative regulation of the State of Israel, or (iv) order, writ, injunction, judgment or decree of any court or any governmental authority by which Keddem or its assets are bound.

4.1.5.    The registered share capital of Keddem as at the Closing shall be Fifty Thousand New Israeli Shekels (NIS 50,000) divided into Five Million (5,000,000) Ordinary Shares, nominal value of one Agora (NIS 0.01) each (the "Ordinary Shares"), of which One thousand (1,000) shall be issued and outstanding at the Closing.

5.        Representations and Warranties of Compugen

5.1.      Compugen`s Representations and Warranties. Compugen hereby represents and warrants to Keddem that, at the Closing:

5.1.1.    Compugen is a limited company duly incorporated and validly existing under the laws of the State of Israel.

5.1.2.    No consent, authorization, order or approval of, or filing or registration with, any governmental authority or other person is required for the execution and delivery of this Agreement and the consummation by Compugen of the transactions contemplated by this Agreement other than as set forth in this Agreement.

5.1.3.    Compugen has full power and authority to enter into this Agreement and all other agreements and documents executed in connection therewith, and this Agreement constitutes a valid and legally binding obligation of Compugen, enforceable in accordance with its terms except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting enforcement of creditors` rights, (y) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (z) to the extent enforceability of any indemnification provisions may be limited by applicable laws.

5.1.4.    Neither the execution and delivery of this Agreement by Compugen, nor the execution and delivery by Compugen of any other agreement and documents executed in connection herewith nor the consummation by Compugen of the transactions contemplated hereby and thereby, will conflict with or result in a breach of any (i) of the terms and conditions of Compugen`s corporate documents (ii) agreement to which Compugen is a party, (iii) statute or administrative regulation of the State of Israel, or (iv) order, writ, injunction, judgment or decree of any court or any governmental authority by which Compugen or its assets are bound.

5.1.5.    No claims have been made or threatened, there is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority pending, or to Compugen`s knowledge, threatened, against Compugen or, to Compugen`s knowledge as of the Effective Date and without independent investigation, against third parties, which relate to the Business, the consummation of the transactions contemplated hereby or the use by Compugen or Keddem of the Business Assets.

5.2.      Survival. The representations and warranties set forth in Section 5.1 above shall survive the Closing and continue in full force and effect for a period of one (1) year, and thereafter shall expire and cease to have any force or effect.

6.        The Closing

6.1.      Closing Date. The closing of the transactions contemplated under this Agreement (the "Closing") shall be held at 4:00pm on July 29, 2004 at the offices of Compugen or at such other place, time or date as the parties hereto shall mutually agree (the "Closing Date").

6.2.      Actions at Closing. At the Closing, subject to the conditions precedent specified in Section 6.3, the transactions specified in Subsection 6.2.1 through 6.2.3  (both inclusive)(except for actions designated in Subsection 6.2.1.3 as taking place subsequent to the Closing) shall occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered):

6.2.1.    By Compugen:

6.2.1.1.    Board Resolution. Compugen shall deliver to Keddem a copy of the resolution adopted by Compugen`s Board of Directors, pursuant to which the transactions contemplated hereby are approved.

6.2.1.2.    Bill of Sale. Compugen shall execute and deliver to Keddem the Bill of Sale in the form of Exhibit 6.2.1.2 hereto.

6.2.1.3.    Termination of Employees. The employment by Compugen of each of the employees listed in Exhibit 6.2.1.3(a) (the "Employees") shall terminate.  As soon as is practical subsequent to the Closing, Compugen shall pay to each of the Employees all of the salary and social benefits to which each such Employee shall be entitled in connection with his/her employment with Compugen (including, without limitation, arrears of salary, vacation pay and recreation pay), and shall provide such Employees with appropriate documentation and information regarding amounts due to such Employees pursuant to managers' insurance policies, pension funds, and such other policies and funds are in place for each of the Employees, subject in each case to Compugen receiving from each Employee a waiver in the form attached hereto as Exhibit 6.2.1.3(b).

6.2.2.    By Keddem:

6.2.2.1.    Issuance of Issued Shares. Keddem will issue, allot and deliver to Compugen the Issued Shares (together with validly executed certificates representing the Issued Shares).

6.2.2.2.    Board Resolution. Keddem shall deliver to Compugen a copy of the resolution adopted by Keddem`s Board of Directors, in the form of Exhibit 6.2.2.2, pursuant to which the transactions contemplated hereby are approved.

6.2.2.3.    Employment Agreements. Keddem shall have executed an Employment Agreement with each of the Employees, substantially in the form attached hereto as Exhibit 6.2.2.3.

6.2.2.4.    Shareholders Resolution. Keddem shall deliver to Compugen a copy of the resolution adopted by Keddem`s Shareholders General Meeting, in the form of   Exhibit 6.2.2.4(a), pursuant to which (i) the Articles of Association of Keddem are replaced with new Articles of Association, in the form of Exhibit 6.2.2.4(b), and (ii) all of the transactions contemplated under this Agreement are approved.

6.2.3.    By Both Parties:

6.2.3.1.    Loan Agreement. The parties shall execute and deliver to each other their respective signatures on the Convertible Loan Agreement in the form of Exhibit 1.3 and Compugen shall transfer to Keddem the Principal under the Convertible Loan Agreement.

6.2.3.2.    Services Agreement.  The parties shall execute and deliver to each other their respective signatures on the Services Agreement substantially in the form of Exhibit 1.4(a).

6.2.3.3.    Software License Agreement.  The parties shall execute and deliver to each other their respective signatures on the Software License Agreement substantially in the form of Exhibit 1.4(b).

6.3.      Conditions Precedent to Closing. The obligations of each party at the Closing are subject to the fulfillment at or before the Closing of the conditions precedent specified in Subsection 6.3.1 through 6.3.4.  The conditions precedent set forth in Sections 6.3.3 and 6.3.4 may be waived in whole or in part by the party that stands to benefit therefrom, which waiver shall be at the sole discretion of such party.

6.3.1.    Consent of Israeli Authorities. Compugen shall receive all the consents listed in Exhibit 2.1.5, including without limitation the approval of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade.

6.3.2.    Other Consents. The parties shall have secured all permits, consents and authorizations that shall be necessary or required lawfully for the consummation of the transactions contemplated under this Agreement.

6.3.3.    Representations and Warranties; Covenants. The representations and warranties made by each party in this Agreement shall have been true and correct when made, and shall be true and correct as of the Closing Date as if made on such date. All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by each party prior to or on the Closing Date, shall have been performed or complied with by such party prior to or on the Closing Date.

6.3.4.    Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated under this Agreement and all documents and instruments incident to such transactions shall have been taken and delivered.

6.4.      Other Actions. Each of the parties covenants and agrees to do such other acts and to execute such other and further documents and instruments as may be reasonably required to evidence, record and effect the transfer of rights and obligations of a party under this Agreement.

6.5.      Post Closing Rights and Obligations.

6.5.1.    Business IP.  For the sake of clarity, subsequent to the Closing, Compugen will have no right or license in or to the Business IP unless agreed by Keddem and Compugen in writing.

6.5.2.    Financial Statements.  For the years with respect to which Compugen desires to file consolidated financial statement with Keddem, to the extent required for Compugen's compliance with the rules and regulations of the U.S. Securities and Exchange Commission, Keddem will provide Compugen with audited quarterly reports within fifteen (15) days of the end of each calendar quarter, and annual reports within fifteen (15) days of the end of each calendar year, each prepared in accordance with U.S. Generally Accepted Accounting Principles.

6.5.3.    Reimbursement. Within sixty (60) days following the Closing Date, Compugen shall calculate in good faith and provide Keddem with an itemized written statement of all expenses of Compugen's CCDD division paid by Compugen to third parties subsequent to the Closing which relate to the period between January 1, 2004 and the Closing Date but were not known to Compugen as of the Closing Date ("Additional Expenses").   Within thirty (30) days of receipt of such notice, Keddem shall pay to Compugen the amount of the Additional Expenses.

7.        Miscellaneous

7.1.      Expenses. Each party shall bear its own expenses and liability for any taxes, as incurred in connection with the preparation, delivery and performance of this Agreement and the transactions contemplated hereunder, except that Compugen shall bear the costs and expenses of outside legal counsel for Keddem for services rendered up to and including the Closing Date relating to this Agreement and the transactions contemplated hereunder. Within fourteen (14) days following the Closing Keddem will report the issuance to the Registrar of Companies and duly pay the stamp tax required by law with respect to the issuance of the Issued Shares.

7.2.      No Obligations; Limitation of Liabilities. No party shall have any obligations to the other party, except for those obligations expressly stated in this Agreement. Except as expressly stated in this Agreement, and without limiting Section 2.3, neither party makes and hereby discharges any warranties to the other party with respect to the subject matter of this Agreement, the Business or the Business Assets. Neither party shall be liable to the other party for any indirect damages, expenses, costs or liabilities, including economic harm or loss of profits, arising out of or in connection with this Agreement, the Business or the Business Assets.

7.3.      Notices. All notices required or permitted hereunder shall be in writing and shall be deemed received and shall be effective (i) upon personal delivery, (ii) upon delivery by registered or certified mail, postage pre-paid or (iii) upon transmission by facsimile to the facsimile address set forth below with confirming copy by registered mail.  If the intended recipient of the notice is in another country then prepaid airmail shall be used.  The current addressed for the parties, to which notices shall be delivered are:

Keddem: Keddem Bio-Science Ltd. 11 Ha`amal St. Southern Industrial Zone Ashkelon 78785 Facsimile: 08-6714733 Telephone: 08-6711859 Attention: Chief Executive Officer	Compugen Compugen Ltd. 72 Pinchas Rosen Street Tel Aviv 69512 Facsimile: 03-7658555 Telephone: 03-7658585 Attention: Chief Financial Officer and General Counsel

By notice given as provided above, either party may, from time to time, provide for a new address to which future notices to it are to be given.

7.4.      Entire Agreement. This Agreement (including the Exhibits and schedules attached hereto) constitutes the entire agreement between the parties with respect to the matters described herein and supersedes any and all prior agreements, arrangements and understandings between them with respect thereto.

7.5.      No Waiver. No waiver shall be effective unless in writing signed by the party against whom the waiver is to be enforced. No failure or delay of either party to exercise any rights or remedies under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any rights or remedies preclude any further or other exercise of the same or any other rights or remedies, nor shall any waiver of any rights or remedies with respect to any circumstances be construed as a waiver thereof with respect to any other circumstances.

7.6.      Severability. If any provision of this Agreement is held invalid or unenforceable in any circumstances by a court of competent jurisdiction: (a) the remainder of this Agreement, and the application of such provision in any other circumstances, shall not be affected thereby; (b) this Agreement shall be construed as if said unenforceable provision had not been contained therein; and (c) the parties shall negotiate in good faith to replace the unenforceable provision by a provision which has the effect nearest to that of the provision being replaced.

7.7.      No Assignment. Neither party may assign any of its rights or delegate any of its duties pursuant to this Agreement without the prior written consent of the other party and any attempted assignment without such consent shall be void provided, however, that Keddem`s consent shall not be required with respect to any assignment, delegation or transfer by Compugen to an affiliate thereof.

7.8.      Captions and Subheadings. The captions and subheadings contained in this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

7.9.      Governing Law; Jurisdiction. All disputes between the parties, arising out of, under, or in connection with this Agreement or its performance, shall be governed by, be subject to, and be construed in accordance with the laws of the State of Israel without giving effect to its provisions regarding conflict of laws. The courts situated in the Tel Aviv District in Israel shall have exclusive jurisdiction over any dispute arising under or in connection with this Agreement.

7.10.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.11.   Amendment of Exhibits.   The parties acknowledge and agree that the Exhibits to this Agreement may be amended prior to the Closing as mutually agreed by the parties in writing, and that such amended Exhibits shall replace the Exhibits attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement (with Exhibits attached) to be executed and delivered as of the date first above written.

Keddem Bio-Science Ltd. By: _____________________ Title: ___________________	Compugen Ltd. By: ____________________ Title: __________________

AMENDMENT AGREEMENT

To Asset Purchase Agreement

This Amendment Agreement (the "Amendment Agreement") is made effective as of December 31, 2004 (the "Effective Date"), by and between Keddem Bioscience Ltd., an Israeli company, of 11 Ha'amal St., Ashkelon 78785, Israel ("Keddem") and Compugen Ltd., an Israeli company, of 72 Pinchas Rosen St., Tel Aviv 69512, Israel ("Compugen").

WHEREAS, the parties entered into an Asset Purchase Agreement on June 30, 2004 (the "Original Agreement"); and

WHEREAS, the parties now wish to amend the Original Agreement in accordance with the provisions of this Agreement

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby agree as follows:

1.        Scope of this Amendment. This Amendment Agreement amends the Original Agreement as of the Effective Date, only to the extent expressly specified herein. Otherwise, the terms and conditions of the Original Agreement shall remain unchanged and in full force and effect.

2.        Amendment. Section 1.2 of the Original Agreement, is hereby replaced in its entirety with the followings Section:

"Consideration. In consideration of the sale, conveyance, assignment, transfer and delivery of the Business Assets, Keddem shall issue to Compugen Two Million Nine Hundred and Ninety Nine Thousand and Nine Hundred (2,999,900) Ordinary Shares of Keddem, nominal value NIS 0.01 each (the "Issued Shares"). Such Ordinary Shares shall be in addition to the 100 Ordinary Shares of Keddem held by Compugen as of the Effective Date. The Issued Shares, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid, non-assessable, free of any preemptive rights and free and clear of any liens, claims, encumbrances or third party rights of any kind (except as specified in Keddem`s Articles of Association as at the Effective Date or as provided by law) and duly registered in the name of Compugen in the Shareholder Register of Keddem."

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

________________________ Keddem Bioscience Ltd. By: _____________________ Title: ___________________	_______________________ Compugen Ltd. By: ____________________ Title: __________________